Exhibit 99.1

YM BIOSCIENCES CLEARED TO INITIATE CLINICAL TRIAL OF NIMOTUZUMAB IN CHILDREN WITH INOPERABLE RECURRENT BRAIN CANCER

MISSISSAUGA, Canada - June 07, 2007 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has received a No Objection Letter from Health Canada to initiate the planned Phase II trial investigating nimotuzumab in patients with recurrent diffuse intrinsic pontine glioma, a form of inoperable, treatment resistant brain cancer that affects children. Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR).

The single-arm trial, which will enroll approximately 40 patients, will be initiated shortly in Canada. Subject to a positive review by the FDA, the trial will be extended into the U.S. The primary endpoint of this trial is response rate and recruitment is expected to be completed within approximately 18 months from initiation. The initial and principal investigatory site is the Hospital for Sick Children in Toronto, Canada where Drs. Eric Bouffet, Sylvain Baruchel, and Ute Bartels will lead the international program.

“Given that the median survival after recurrence for these patients is typically less than six months, nimotuzumab represents an opportunity to better serve this currently unmet medical need,” said David Allan, Chairman and CEO of YM BioSciences. “We remain optimistic that results will support the conclusion from previous trials: that our EGFR antibody has the potential to improve clinical outcomes with a superior safety profile compared to the other drugs in its class.”

Oncoscience AG, the European licensee of nimotuzumab, reported updated survival data from a Phase II trial in patients with high grade gliomas (including diffuse intrinsic pontine glioma) during an oral presentation at ASCO 2007. Topline results from the trial were previously reported in March 2006.  Eight out of 40 patients were evaluable for response at week 21 after maintenance therapy; three partial responses (PR), one stable disease (SD) and four disease progressions (PD) were reported. These eight patients were free of progression for a median of 4.6 months (ranging from 1.9-14.5 months). All of these patients had received multiple courses of chemotherapy and all had disease progression at the time of inclusion into this study.

Oncoscience has advised YM that it expects to complete enrollment in its Phase III trial in first line pediatric pontine glioma in the coming months. Nimotuzumab has been available to children in other countries through their participation in clinical trials since 2004.

About nimotuzumab
Nimotuzumab is approved for sale in India and China as well as certain Latin American countries for the treatment of head and neck cancers. It continues to be differentiated from the other antibodies and small molecules targeting the tyrosine kinase pathway as treatment with the other drugs in this class may result in the debilitating and unpleasant side-effects of severe rash, conjunctivitis, painful paronychial inflammation, hypomagnesemia, diarrhea and constipation. Such side-effects have rarely been reported in patients treated with nimotuzumab.

YM BioSciences has previously announced its intention to initiate a trial with nimotuzumab in colorectal cancer, for which it has received a No Objection letter from Health Canada, and to file for a trial in esophageal cancer during 2007. Nimotuzumab has been sub-licensed by YM to Daiichi Sankyo Co., Ltd for Japan and to other companies advancing the drug including Kuhnil in South Korea and Innogene Kalbiotech in Southeast Asia and some countries in Africa. YM also recently announced the receipt of a No Objection Letter from Health Canada and a positive certificate of inspection from a competent authority in the EU for the scaled-up manufacturing of the drug at the Center of Molecular Immunology and also announced an expected further doubling of manufacturing capacity at that facility during 2007.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
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